

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2017

Thomas A. Kingsbury
Chief Executive Officer
Burlington Stores, Inc.
2006 Route 130 North
Burlington, NJ 08016

      Re: Burlington Stores, Inc.
            Form 10-K for the fiscal period ended January 30, 2016
            Filed March 15, 2016
            File No. 001-36107

Dear Mr. Kingsbury:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief
                        Office of Consumer Products